UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Convocation of Extraordinary General Meeting of Shareholders

On September 25, 2020, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to convene an extraordinary general meeting of shareholders (the “EGM”). The details of the EGM are as follows:

•	Date and Time: November 20, 2020, 10:00 A.M. local time

•	Venue: Fourth Floor Auditorium, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda: Appointment of executive director (Executive director candidate: Jong Kyoo Yoon)

•	Record date to determine shareholders eligible to vote: October 12, 2020

•	Closing period of shareholder registry: From October 13, 2020 to October 19, 2020

•	Other material information for an investment decision:

•

Shareholders may exercise their voting rights without attending the meeting in person by submitting their votes through the E-voting system operated by Korea Securities Depository or by submitting their voting cards by mail.

•

In certain circumstances, including those related to COVID-19, the date, time, location and any other relevant information with regard to the EGM may be changed, in which case KB Financial Group will make prompt disclosure of such matter.

Nominee for Executive Director

Name	Date of Birth	Term of Office	New Appointment	Career (including current position)
Jong Kyoo Yoon	October 1955	3 years	No

•  Chairman & CEO, KB Financial Group (2014~Current)

•  President & CEO, Kookmin Bank (2014~2017)

•  Senior Executive Vice President, Chief Finance Officer (2010~2013) and Chief Risk Management Officer (2010~2011), KB Financial Group

•  Senior Advisor, Kim & Chang (2005~2010)

•  Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank (2004)

•  Senior Executive Vice President, Chief Strategy Officer and Chief Finance Officer, Kookmin Bank (2002~2004)

•  Senior Partner, Samil Accounting Corporation

•  Ph.D. in Business Administration, Sungkyunkwan University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: September 25, 2020	By:	/s/ Ki-Hwan Kim
(Signature)
	Name:	Ki-Hwan Kim
	Title:	Senior Executive Vice President and Chief Finance Officer